UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41482

JEFFS’ BRANDS LTD

(Translation of Registrant’s Name into English)

7 Mezada St.,

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Registered Direct Offering

On January 21, 2026, Jeffs’ Brands Ltd, or the Company, entered into a securities purchase agreement, or the Securities Purchase Agreement, with certain institutional investors, or the Purchasers, pursuant to which the Company agreed to issue and sell to the Purchasers in a registered direct offering, or the Offering, an aggregate of 4,007,125 ordinary shares, no par value, or the Ordinary Shares, at a price of $0.60 per Ordinary Share. The Offering is expected to close on or about January 22, 2026, subject to the satisfaction or waiver of customary closing conditions. The Company expects to receive aggregate gross proceeds of approximately $2,404,275 from the Offering, before deducting offering expenses. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Offering was conducted pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-283904), declared effective by the Securities and Exchange Commission, or the SEC, on January 3, 2025, and the Ordinary Shares to be issued by the Company in the Offering will be issued pursuant to a prospectus supplement to such registration statement the base prospectus contained therein, which will be filed with the SEC on or prior to January 22, 2026.

Eliyahu Zamir, the Company’s Chief Executive Officer, is a member of the board of directors of one of the Purchasers. As such, the Offering was approved by the Company’s audit committee and the board of directors in accordance with the Israeli Companies Law-1999.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. The Securities Purchase Agreement contains a beneficial ownership limitation of 9.99% of the Company’s outstanding Ordinary Shares applicable to each Purchaser, pursuant to which a Purchaser would, to the extent applicable, be issued pre-funded warrants to purchase Ordinary Shares in lieu of Ordinary Shares. The Company does not currently expect that any Purchaser will exceed such beneficial ownership limitation and, accordingly, does not expect to issue any pre-funded warrants in the Offering.

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of such agreement filed as Exhibit 10.1 hereto and incorporated by referenced herein. A copy of the opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the Ordinary Shares is filed as Exhibit 5.1 hereto. The consent of Meitar | Law Offices, included in Exhibit 5.1, is furnished as Exhibit 23.1 hereto.

Press Release

On January 21, 2026, Jeffs’ Brands Ltd issued a press release titled “Jeffs’ Brands: KeepZone AI Enters into Non-Exclusive Reseller Agreement with Beesense Sensors Systems, Expanding Defense and Security Solutions Across Canada and Mexico”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report of Foreign Private Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when discussing the anticipated closing date of the Offering and use of the net proceeds from the Offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Meitar | Law Offices
10.1	Form of Securities Purchase Agreement
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1)
99.1	Press Release issued by Jeffs’ Brands Ltd dated January 21, 2026, titled “Jeffs’ Brands: KeepZone AI Enters into Non-Exclusive Reseller Agreement with Beesense Sensors Systems, Expanding Defense and Security Solutions Across Canada and Mexico”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: January 21, 2026	By:	/s/ Ronen Zalayet
	Name:	Ronen Zalayet
	Title:	Chief Financial Officer

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